Exhibit 99.1

cancer taking it on

2006 First Quarter Report

YM BIOSCIENCES INC.

YM BioSciences, Q1 2006 Letter to Shareholders

Dear Shareholders,

YM BioSciences is the cancer product development company. Our expertise is in advancing products through the drug development process: designing and conducting clinical trials, interacting with drug regulatory authorities internationally, and developing and executing strategies for protecting intellectual property. We mainly in-license our products and do not engage in basic research, avoiding the high costs and risks associated with drug discovery. We plan to ultimately partner to market and manufacture successful products and begin to realize their value for our shareholders. During the first quarter of fiscal2006, ended September 30, 2005, we continued to advance a broad portfolio which includes several late-stage clinical products.

Highlighting the quarter, we completed enrolment in the 700 patient pivotal trial for our lead drug tesmilifene for the treatment of metastatic and recurrent breast cancer. The first of three planned interim analyses of data from this trial is expected to occur in mid calendar 2006 with the others possible during the balance of the year. If survival results in this pivotal trial are similar to those in the same patient population of the first tesmilifene Phase III trial then, through a Special Protocol Assessment agreed to with the FDA, the data could be sufficient to lead to marketing approval as early as 2007.

Further establishing the potential for tesmilifene, the November 2005 issue of the Journal of Urology published results from a Phase II trial of tesmilifene plus mixantrone/prednisone for the treatment of hormone refractory prostate cancer. The paper reported that the addition of tesmilifene produced a prostate specific antigen (PSA) decrease of >50% in the majority of patients and yielded a two-year survival rate of 21% which compares favorably with historical outcomes. Based on these results, the South West Oncology Group, a U.S. National Cancer Institute cooperative group, has proposed to sponsor a Phase III trial currently in design. Such a trial would significantly augment our clinical program for tesmilifene, which is also being developed for gastric cancer and which YM is planning to evaluate in combination with Taxotere for metastatic and recurrent breast cancer.

Nimotuzumab, our humanized monoclonal antibody targeting the EGF receptor, was also advanced significantly during the quarter with our partner, Oncoscience AG, reporting updated data from a Phase II monotherapy trial of nimotuzumab in children with resistant or relapsed brain cancers. Nimotuzumab produced evidence of a survival benefit in children and demonstrated strong anti-tumour activity, but did not produce the toxicities, namely rash and diarrhea, normally associated with other drugs in this class. YM proposes to apply for an IND for a pivotal trial in children with recurrent brain cancer which could complete recruitment in 2006. Nimotuzumab is also being developed in a number of other indications. One of those is a multi-center Phase I/II trial in patients suffering from non-small-cell lung cancer who are unfit for treatment with chemotherapy, for which we recently received clearance to compare the effects of the combination of nimotuzumab with radiation against radiation alone. The drug is also undergoing a Phase II monotherapy trial in Europe in patients with advanced metastatic pancreatic cancer.

During the quarter, we received clearance to initiate a Phase IIb trial for AeroLEF™, our unique nebulized formulation of the established pain drug, fentanyl, which is delivered through inhalation. AeroLEF™ permits personalized, patient-controlled dosing, enabling patients to match the amount of drug they require with the severity of each different pain episode, representing a major advancement in the management of pain. The Phase IIb trial is expected to complete recruitment in the first calendar quarter of 2006 and report results in the following quarter. A Phase III trial is planned for 2006 subject to Phase II data.

Also during the quarter, we presented positive clinical trial results for our anti-GnRH prostate cancer vaccine, Norelin™ in hormone sensitive prostate cancer (HSPC). We believe that Norelin™ has the prospect of significant therapeutic and commercial potential for the treatment of HSPC and are in the process of determining the next steps for this drug.

Our strategy is to create treatments for a variety of tumour types through development of a broad range of anti-cancer agents. As such, we continuously evaluate new compounds for potential in-licensing. During the quarter, we entered into an exclusive worldwide license agreement with the University of Saskatchewan for a portfolio of small molecule compounds that appear to be highly potent chemopotentiators that are protective to normal cells - drugs that enhance the activities of existing chemotherapeutic treatments. We now look forward to further testing the chemopotentiation properties of the ‘Saskatchewan’ compounds with the goal of advancing a candidate into clinical trials.

We are developing a broad, diverse pipeline that embraces many cancer indicators and has tremendous potential. If demonstrated successful in the current trials, tesmilifene could ultimately be used to enhance the activity of anthracyclines, taxanes, vinca-alkaloids, 5-FU, and platins, making it an important drug for patients with cancer. Nimotuzumab is on track to commence pivotal trials, having yielded most encouraging results in children with brain cancer who had failed all other treatments. AeroLEF™ is progressing into late-stage trials and targets the substantial and established market for fentanyl-based products to treat acute and cancer pain.

We have an active year ahead with our numerous clinically advanced products promising to yield substantial newsflow throughout 2006. We look forward to sharing our progress with you as we move forward. On behalf of the Board of Directors and management team at YM BioSciences, we thank you for your support.

Sincerely,

David G.P. Allan,
Chairman and CEO

MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended September 30, 2005

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) should be read in conjunction with the accompanying unaudited consolidated financial statements for the three months ended September 30, 2005 and condensed notes thereto. This MD&A should also be read in conjunction with the MD&A and audited consolidated financial statements for the fiscal years ended June 30, 2005 and June 30, 2004 and notes thereto included in our 2005 Annual Report.

The financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada (Canadian GAAP). All amounts presented are in Canadian dollars unless otherwise stated. These accounting principles differ in certain respects from United States GAAP. The differences, as they affect our consolidated financial statements, are set out in Note 12 to the audited consolidated financial statements for the fiscal year ended June 30, 2005.

FORWARD-LOOKING STATEMENTS
This MD&A contains or incorporates by reference forward-looking statements. All statements other than statements of historical fact included or incorporated by reference and that address activities, events or developments that we expect or anticipate may or will occur in the future are forward-looking statements. While any forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results may vary, sometimes materially, from any estimates, predictions, projections, assumptions or other suggestions of future performance herein. Undue reliance should not be placed on these forward-looking statements, which are based upon our assumptions and are subject to known and unknown risks and uncertainties and other factors, including those discussed under "Risk and Uncertainties" in this MD&A, some of which are beyond our control, which may cause actual results, levels of activity and achievements to differ materially from those estimated or projected and expressed in or implied by such statements. We undertake no obligation to update publicly or revise any forward-looking statements contained herein, and such statements are expressly qualified by this cautionary statement. See "Risk and Uncertainties".

NATURE OF OPERATIONS

The Corporation is a licensing and development company engaged in the commercialization of drug products and technologies from original research. The Corporation evaluates drug projects, technologies and products and the prospective markets for them and obtains, as appropriate, a license for the further development and marketing of the products.

The Corporation expends money on the evaluation, licensing and further development of certain drug products and on providing licensing, marketing, clinical development and regulatory affairs skills, patent advice and funding to facilitate the introduction of the licensed products into the principal pharmaceutical markets. This involves taking the products researched and developed by others and progressing them through the clinical and regulatory processes in Canada and elsewhere in order to achieve regulatory approval for their sale in the markets to which the Corporation has rights.

The Corporation will incur expenditures either directly or pursuant to agreements with certain partners, on behalf of joint ventures. These will include: costs associated with the conduct of clinical trials; the collection and collation of data; the organizing of data and market information for each product; the development and production of non-confidential and confidential dossiers on each licensed product and the marketing of the information contained in the dossiers to prospective commercialization partners; and the negotiation and completion of out-licensing arrangements for the licensed products. The Corporation does not currently intend to establish its own manufacturing or marketing infrastructure for the licensed products or any additional products for which licensing rights are obtained, although the Corporation may participate in ownership of manufacturing facilities if appropriate opportunities are available.

SELECTED QUARTERLY FINANCIAL INFORMATION

	Three months	Three months
	ended	ended
	Sept. 30, 2005	Sept. 30, 2004

Licensing revenue	$88,508	$361,378
Interest income	154,499	107,096

Expenses:
General and administrative	1,427,899	1,258,032
Licensing and product development	4,776,009	1,323,704

Loss for the period	5,923,846	2,268,699
Deficit, beginning of period,	60,751,894	44,319,267

Deficit, end of period	$66,675,740	$46,587,966

Basic and diluted loss per common share	$0.15	$0.08

Total Assets	$34,122,716	$37,789,431

RESULTS OF OPERATIONS

Revenue is from out-licensing and comes from the July 2004 agreement signed with Tarcanta Inc. (a subsidiary of Cancervax Corporation) with respect to products relating to HER-1 and TGFa; from a January 2005 agreement with Shin Poong Pharmaceutical Co., Ltd. to which the Corporation licensed the commercial rights for tesmilifene for the South Korean market; and from an August 2005 agreement with Kuhnil Pharmaceutical Co., Ltd. to which the Corporation licensed the commercial rights for nimotuzumab for the South Korean market. Interest income in fiscal 2005 is higher than the previous year due mainly to higher average cash balances in fiscal 2005 as a result of financing activities.

Licensing and product development expenses for the three months ended September 30, 2005 increased this year over the same period last year due to rapid progression of the tesmilifene Phase III clinical trial and the inclusion of costs associated with the development of the AeroLEF™ technology for treatment of pain which was acquired in May 2005. Costs related to the Phase III clinical trial in patients with metastatic and recurrent breast cancer totaled approximately $2,600,000 for the three months ended September 30, 2005, an increase of approximately $2,000,000 over the same period last year. The costs incurred related to the development of AeroLEF™ technology totaled $1,270,000, mainly for toxicology studies leading to a Phase II clinical trial. The amortization of the acquisition cost of the DELEX technology for the quarter was $229,000.

General and administrative expenses increased $170,000 for the three months ended September 30, 2005 compared to the same period in 2004. The increase in stock-based compensation expense ($287,000 versus $169,000 last year) offset the decrease in expenses for investor related expenses and consultants.

In August 2005, 396,825 common shares valued at $1,464,284 were released from escrow related to the acquisition of DELEX, on the completion of the first milestone event. Accordingly, the value was allocated to acquired technology and credited to common shares.

SUMMARY OF QUARTERLY RESULTS

	AS PREVIOUSLY REPORTED			RESTATED
			Basic and		Basic and
	Revenue	Net Loss(1)	diluted loss	Net Loss(1)	diluted loss
			per Common		per
			Share(1)		Common
					Share(1)
September 30, 2005	$243,007	$5,923,846	$0.15
June 30, 2005	$258,787	$6,482,670	$0.18
March 31, 2005	$203,108	$4,277,762	$0.12
December 31, 2004	$521,524	$2,830,164	$0.08
September 30, 2004	$468,474	$2,268,699	$0.08
June 30, 2004	$121,983	$3,047,917	$0.10	$3,316,194	$0.12
March 31, 2004	$120,441	$2,107,232	$0.09	$2,264,464	$0.10
December 31, 2003	$53,156	$1,099,260	$0.06	$1,275,168	$0.07

(1) Canadian GAAP requires the Corporation to expense the fair value of stock options awarded to employees beginning in July 2004 and to apply this policy retroactively. Accordingly, the net loss and loss per share above have been restated. See “Critical Accounting Policies and Estimates - Stock-based compensation.”

LIQUIDITY AND CAPITAL RESOURCES

Since inception, the Corporation has financed the evaluation, licensing and further development of its licensed products as well as the evaluation of prospective products principally through equity issuances. Since the Corporation does not have net earnings from its operations, the Corporation's long-term liquidity depends on its ability to out-license its products or to access the capital markets, and both of these will depend substantially on results of the product development programs.

The financial statements have been prepared on a going-concern basis which assumes that the Corporation will continue in operation for the foreseeable future and accordingly will be able to realize its assets and discharge its liabilities in the normal course of operations. The Corporation’s ability to continue as a going concern has always been dependent on obtaining additional investment capital and the achievement of profitability operations. There can be no assurance that the Corporation will be successful in increasing revenue or raising additional investment capital to generate sufficient cash flows to continue as a going concern. The financial statements do not reflect the adjustments that might be necessary to the carrying amount of reported assets, liabilities and revenue and expenses and the balance sheet classification used if the Corporation were unable to continue operation in accordance with this assumption.

The Corporation's cash requirements will be affected by the progress of its clinical trials, the development of its regulatory submissions (alone or together with partners), the achievement of commercialization agreements, the costs associated with obtaining and protecting the patents for the licensed products, and the availability of funding for part of the process from investors and prospective commercialization partners.

On September 30, 2004, the Corporation completed a bought deal public offering of 6,601,588 units at a price of $3.15 per unit for total gross proceeds of $20,795,002 (net $18,972,307). Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole purchase warrant entitles the holder thereof to purchase one additional common share of the Corporation at a price of $3.75 at any time up to 36 months following the closing. As part of the compensation for their services, the Corporation issued warrants to the underwriters entitling the holders to purchase 462,211 units at the offering price for a period of 36 months after the date of issue.

On September 29, 2004 the Corporation's registration statement on Form 20-F was declared effective by the Securities and Exchange Commission thereby registering the Corporation's common shares in the United States. The Corporation's common shares began trading on the American Stock Exchange on October 1, 2004. On November 2, 2004 the Corporation filed a continuous registration statement on Form F-1 (and kept it current) to register the sale, from time to time, by certain U.S. shareholders of certain securities issued to U.S. purchasers in connection with the December 2003 and September 2004 financings. On October 24, 2005 the Corporation filed an F-3 to update and replace the F-1.

As a consequence of the May 2005 share acquisition of DELEX, the Corporation acquired $10.4 million in net assets that included cash, net of DELEX debentures paid at closing, of $3.8 million and additional working capital of $.6 million.

On August 26, 2005 the Corporation received regulatory approval for the Phase II clinical trial of AeroLEF™. This lead to releasing 396,825 escrowed shares valued at $1,464,284. As a result of this additional consideration paid and a revised estimate of acquisition cost (increase of $98,000), the allocation to the assets acquired as at May 2, 2005 has been adjusted to allocate the additional $1,562,284 to “Acquired Technologies”. The total consideration paid as at September 30, 2005 has been increased from $10,305,988 to $11,868,272, net of acquisition costs of $541,291.

As at September 30, 2005 the Corporation had cash and short-term deposits totaling $24,914,798 and payables and accrued liabilities totaling $3,305,300 compared to $37,349,984 and $1,150,153 respectively at September 30, 2004.

COMMITMENTS AND OFF-BALANCE SHEET ARRANGEMENTS

The Corporation has certain arrangements with its subsidiaries as described in notes 1, 7 and 13 of the consolidated financial statements for the fiscal years ended June 30, 2005 and June 30, 2004. The Corporation has already expensed 100% of the cost of operations and cash flows of these entities.

In addition, the Corporation is party to certain licensing agreements that require the Corporation to pay a minority proportion of any fees that the Corporation may receive from sublicensees. As of September 30, 2005 the amounts of such fees are not known.

In March 2004 the Corporation began a Phase III clinical trial with tesmilifene in metastatic and recurrent breast cancer. On March 10, 2004, the Corporation entered into a Clinical Research Services Agreement with a contract research organization ("CRO") to conduct to conduct the trial and they contracted with others to perform services and to recruit and treat patients. The contract is payable over the term of the trial and payments due are dependent on the number of patients recruited, number of countries involved, the length of time over which the clinical trial is conducted and the time for completion. The Corporation is liable for certain payments of clinical services costs, data management costs and pass through costs. The trial is ongoing and is now fully enrolled.

In the fall of 2004 the Corporation began a pharmacokinetic clinical trial evaluating tesmilifene with doxorubicin involving 30 patients at two sites. In December 2004, the Corporation entered into a contract with a CRO in the amount of £194,527 ($400,000). Either party may cancel the contract with 30 days’ notice; in which case, the Corporation would pay for the cost to date plus a penalty equal to 10% of the remainder of the contract price. Recruitment has begun and the trial is ongoing.

The Corporation has also planned a similar pharmacokinetic clinical trial evaluating tesmilifene with taxotere. In June 2005, the Corporation entered into a contract with a CRO in the amount of £344,000 ($707,000). Either party may cancel the contract with 30 days’ notice; in which case, the Corporation would pay for the cost to date plus a penalty equal to 10% of the remainder of the contract price. Recruitment is expected to start next quarter.

In September 2005 the Corporation licensed in certain technologies and committed to financial consideration of up to $700,000 contingent on the outcome of certain clinical results. The commitment consists of a combination of upfront fees and milestone payments some of which may be satisfied with the issuance of shares in the Corporation. The Corporation is also required to pay a single digit royalty on net sales revenue related to the technology. At September 30, 2005 the initial fee of $100,000 of the commitment had been satisfied through the issuance of 26,316 common shares valued at $3.80 per share and was recognized as a product development expense.

In addition, the Corporation has entered into contracts for pre-clinical and other studies totaling approximately $1,387,000 of which approximately $500,000 had been paid or accrued to September 30, 2005.

The Corporation plans to continue the clinical development of tesmilifene, nimotuzumab and AeroLEF™. There are also ongoing activities directed at licensing commercial rights for those products.

TREND INFORMATION

It is important to note that historical patterns of expenditures cannot be taken as an indication of future expenditures. The amount and timing of expenditures and therefore liquidity and capital resources vary substantially from period to period depending on the pre-clinical and clinical studies being undertaken at any one time and the availability of funding from investors and prospective commercial partners.

Other than as discussed above, the Corporation is not aware of any material trends related to the Corporation's business of product development, patents and licensing.

RISKS AND UNCERTAINTIES

Prospective purchasers should give careful consideration to the risk factors contained under “Risk Factors” in the Prospectus dated February 12, 2004. These risk factors include: (i) the Corporation being in an early stage of development; (ii) the Corporation’s lack of revenue and history of losses; (iii) risks of pre-clinical and clinical testing; (iv) the inability of the Corporation to obtain, protect and use patents and other proprietary rights; (v) the Corporation’s dependence on collaborative partners; (vi) the uncertain ability of the Corporation to keep abreast of rapid technological change; (vii) the inability of the Corporation to succeed against competition; (viii) the Corporation’s lack of manufacturing experience; (ix) the Corporation’s reliance on key personnel; (x) product liability and the Corporation’s ability to maintain insurance; (xi) the Corporation’s possible inability to maintain licenses; (xii) the Corporation’s reliance on licensors; (xiii) governmental regulation including risks associated with obtaining regulatory approval for drug products; (xiv) risks associated with doing business in certain countries; (xv) the need for future capital and the uncertainty of additional funding; (xvi) possible volatility of the share price; and (xvii) international taxation.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amount of revenue and expenses during the reporting period. Significant accounting policies and methods used in preparation of the financial statements are described in note 1 to the Consolidated Financial Statements. Significant policies and estimates affect: revenue recognition; intangible assets; research and development costs; the consolidation of variable interest entities; stock-based compensation; and the income tax valuation allowance.

Revenue recognition
Revenue from licensing agreements is recognized when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the amount is determinable and collectibility is reasonably assured. Contingent revenue attributable to the achievement of milestones is recognized only on the achievement of the milestone. Non-refundable up-front fees for access to the Corporation’s proprietary technology are deferred and recognized on a systematic basis over the term of the related collaboration.

Intangible assets
The Corporation’s identifiable intangible assets consist of patents and in-process research and development technologies acquired on the acquisition of DELEX in May 2005. The intangible assets are amortized on straight-line basis over the estimated useful life of the technology of seven years. The carrying value of the intangible assets is reviewed annually to determine if there has been an impairment in their value.

Research and development costs
The Corporation does not engage in scientific research but does incur significant product development costs. Only development costs that meet strict criteria related to technical, marketing and financial feasibility would be capitalized under Canadian GAAP. To date, no costs have met such criteria and, accordingly, all development costs have been expensed as they have been incurred.

Variable interest entities
The Corporation has majority interests in joint ventures that are funded entirely by the Corporation. These joint ventures are classified as variable interest entities since the Corporation maintains a controlling financial interest. The Corporation has recorded 100% of the results of operations and cash flows of these entities since their inception.

Stock-based compensation
In fiscal 2005, the Corporation adopted the fair value-based method of accounting for stock-based compensation and retroactively applied this method to all employee stock options granted on or after July 1, 2002, and restated prior periods.

Income tax valuation allowance
The Corporation and its joint ventures have a net tax benefit resulting from non-capital losses carried forward, and pools of scientific research and experimental development expenditures and investment tax credit. In view of the history of net losses incurred, management is of the opinion that it is not more likely than not that these tax assets will be realized in the foreseeable future and hence, a full valuation allowance has been recorded against these future tax assets. Accordingly, no future tax assets are recorded on the balance sheets.

OTHER MD&A REQUIREMENTS

Outstanding Share Data as at September 30, 2005:		Number
Common shares	$89,214,586	39,057,429
Warrants	$5,313,283	10,545,007

Note:	If all warrants were to be exercised, 10,545,007 shares would be issued for an aggregate consideration of $30,631,085.
In addition to the 39,057,429 shares outstanding, 2,380,953 shares are held in escrow to be released contingent upon the completion of certain milestones. They are valued and accounted for when they are released from escrow.

Additional information relating to the Corporation, including the Corporation’s Annual Information Form, is available on SEDAR at www.sedar.com .

Dated: November 8, 2005

Interim Consolidated Financial Statements (Expressed in Canadian dollars) YM BIOSCIENCES INC. (A DEVELOPMENT STAGE COMPANY) Three months ended September 30, 2005 and 2004 (Unaudited)

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Interim Consolidated Balance Sheets
(Expressed in Canadian dollars)

	September 30,	June 30,
	2005	2005
	(Unaudited)
Assets

Current assets:
Cash and cash equivalents (note 4)	$24,914,798	$686,373
Short-term deposits	-	29,882,472
Marketable securities	4,834	4,834
Accounts receivable and prepaid expenses	2,000,422	1,751,373
	26,920,054	32,325,052

Capital assets	220,765	226,698

Acquired technologies	6,981,897	5,648,141

	$34,122,716	$38,199,891

Liabilities and Shareholders' Equity

Current liabilities:
Accounts payable	$2,515,503	$2,995,457
Accrued liabilities	789,797	830,158
	3,305,300	3,825,615

Deferred revenue	887,440	534,157

Shareholders' equity:
Share capital	89,214,586	87,487,802
Share purchase warrants	5,313,283	5,313,283
Contributed surplus	2,077,847	1,790,928
Deficit accumulated during the development stage	(66,675,740)	(60,751,894)
	29,929,976	33,840,119

Going concern (note 1)
Commitments (note 6)
Subsequent event (note 7)

	$34,122,716	$38,199,891

See accompanying notes to interim consolidated financial statements.

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)
Interim Consolidated Statements of Operations
(Expressed in Canadian dollars)

Period from
inception on
August 17,
Three months ended		1994 to
September 30,		September 30,
2005	2004	2005
(Unaudited)		(Unaudited	)

Revenue (note 5)	$88,508	$361,378	$836,528
Interest income	154,499	107,096	3,646,790
	243,007	468,474	4,483,318

Expenses:
General and administrative	1,427,899	1,258,032	22,575,628
Licensing and product development	4,776,009	1,323,704	46,634,346
	6,203,908	2,581,736	69,209,974

Loss before the undernoted	(5,960,901)	(2,113,262)	(64,726,656)

Unrealized gain (loss) on foreign exchange	37,055	(155,437)	37,055

Unrealized loss on marketable securities	-	-	(1,827,038)

Gain on sale of marketable securities	-	-	638,332

Loss before income taxes	(5,923,846)	(2,268,699)	(65,878,307)

Income taxes	-	-	7,300

Loss for the period	$(5,923,846)	$(2,268,699)	$(65,885,607)

Basic and diluted loss per common share	$(0.15)	$(0.08)

Weighted average number of common
shares outstanding, excluding 2,380,953
common shares held in escrow for
contingent additional payment related to
the Delex acquisition (note 3)	38,788,715	28,689,212

See accompanying notes to interim consolidated financial statements.

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Interim Consolidated Statements of Deficit Accumulated During the Development Stage
(Expressed in Canadian dollars)

Period from
inception on
August 17,
Three months ended		1994 to
September 30,		September 30,
2005	2004	2005
(Unaudited)		(Unaudited	)
Deficit, beginning of period	$(60,751,894)	$(44,319,267)	$-

Cost of purchasing shares for
cancellation in excess of book value	-	-	(790,133)

Loss for the period	(5,923,846)	(2,268,699)	(65,885,607)

Deficit, end of period	$(66,675,740)	$(46,587,966)	$(66,675,740)

See accompanying notes to interim consolidated financial statements.

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Interim Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)

Period from
inception on
August 17,
Three months ended		1994 to
September 30,		September 30,
2005	2004	2005
(Unaudited)		(Unaudited	)
Cash provided by (used in):

Operating activities:
Loss for the period	$(5,923,846)	$(2,268,699)	$(65,885,607)
Items not involving cash:
Depreciation of capital assets	12,564	784	283,228
Amortization of acquired technologies	228,528	-	366,288
Gain on sale of marketable securities	-	-	(638,332)
Unrealized loss on marketable securities	-	-	1,827,039
Stock-based employee compensation	286,919	169,172	2,135,069
Stock-based consideration	100,000	-	292,750
Change in non-cash operating working capital:
Accounts receivable and prepaid expenses	(249,049)	54,703	(1,080,803)
Accounts payable, accrued liabilities
and deferred revenue	(265,032)	(13,558)	3,294,895
	(5,809,916)	(2,057,598)	(59,405,473)

Financing activities:
Net proceeds on issuance of shares
and share warrants	-	18,972,307	80,654,111
Repayment of debenture	-	-	(1,469,425)
Issue of common shares on exercise
of options	162,500	47,417	1,816,193
Issue of common shares on exercise
of warrants	-	-	654,750
Redemption of preferred shares	-	-	(2,630,372)
Repurchase of common shares	-	-	(1,029,679)
	162,500	19,019,724	77,995,578

Investing activities:
Additions to capital assets	(6,631)	-	(303,993)
Short-term deposits, net	29,882,472	14,893,951	-
Proceeds on sale of marketable securities	-	-	1,402,239
	29,875,841	14,893,951	1,098,246

Increase in cash and cash equivalents	24,228,425	31,856,077	19,688,351

Cash assumed on purchase of Delex	-	-	5,226,447

Cash and cash equivalents, beginning of period	686,373	5,493,907	-

Cash and cash equivalents, end of period	$24,914,798	$37,349,984	$24,914,798

Supplemental cash flow information:
Non-cash items:
Issuance of 396,825 shares from
escrow on Delex acquisition (note 3)	$1,464,284	$-	$11,326,981
Issuance of 26,316 common shares
in exchange for licensed patents (note 6)	100,000	-	100,000

See accompanying notes to interim consolidated financial statements.

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements
(Expressed in Canadian dollars)

Three months ended September 30, 2005 and 2004
(Unaudited)

1.      Basis of presentation:

These unaudited interim consolidated financial statements of YM BioSciences Inc. (the "Company") have been prepared by management in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") and follow the same accounting policies and methods of application as the audited annual financial statements for the year ended June 30, 2005. These interim consolidated financial statements do not contain all disclosures required by Canadian GAAP and U.S. generally accepted accounting policies ("U.S. GAAP") and should be read in conjunction with the audited annual consolidated financial statements, which contain a reconciliation to U.S. GAAP (note 12).

Going concern:

These financial statements have been prepared on a going-concern basis, which assumes that the Company will continue in operation for the foreseeable future and accordingly will be able to realize its assets and discharge its liabilities in the normal course of operations. Since inception, the Company has concentrated on licensing and product development. It has had no net earnings, minimal revenue, negative operating cash flows and has financed its activities through the issuance of shares and warrants. The Company's ability to continue as a going concern is dependent on obtaining additional investment capital and the achievement of profitable operations. There can be no assurance that the Company will be successful in increasing revenue or raising additional investment capital to generate sufficient cash flows to continue as a going concern. These financial statements do not reflect the adjustments that might be necessary to the carrying amount of reported assets, liabilities and revenue and expenses and the balance sheet classification used if the Company were unable to continue operation in accordance with this assumption.

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Three months ended September 30, 2005 and 2004
(Unaudited)

2.      Stock-based compensation:

Prior to July 1, 2004, the Company applied the fair value-based method of accounting prescribed by The Canadian Institute of Chartered Accountants' Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments ("Section 3870"), only to stock-based compensation provided to non-employees and applied the settlement method of accounting to stock options granted to employees and directors. Under the settlement method, any consideration paid by employees on the exercise of stock options or purchase of stock is credited to share capital and no compensation expense was recognized.

Section 3870 was amended to require entities to account for employee stock options using the fair value-based method. Under the fair value-based method, compensation cost is measured at the fair value of the award at the date of grant using the Black-Scholes option pricing model. Compensation cost is expensed over the award's vesting period. In accordance with one of the transitional options permitted under amended Section 3870, the Company retroactively applied the fair value-based method to all employee stock options granted on or after July 1, 2002 and restated prior periods. Compensation cost recognized as an expense for the quarter for stock-based employee compensation awards was $286,919.

The fair value of each option granted was estimated on the date of grant using the Black-Scholes fair value option pricing model with the following assumptions:

	September 30,	June 30,
	2005	2005
	(Unaudited)
Number of options issued	10,000	860,487
Risk-free interest rate	3.77%	3.00% - 4.30%
Volatility factor	120%	120%
Contractual life options	10 years	1/8 - 10 years
Vesting period (months)	24	Immediately to 24
Weighted average fair value of options granted	$2.16	$1.96
Fair value of options	$21,600	$1,685,240

On July 11, 2005, the Company issued 10,000 stock options to its employees. The fair value of these options using the Black-Scholes fair value option pricing model of $21,600 is being expensed over the award's vesting period.

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Three months ended September 30, 2005 and 2004
(Unaudited)

3.      Acquisition:

On May 2, 2005, the Company completed the acquisition of the outstanding debt payable to the Delex shareholders and all of the common shares and other securities of Delex, a privately held Canadian company. The acquisition was accounted for using the purchase method of accounting.

The consideration allocated to assets acquired and liabilities assumed excludes contingent consideration that could be paid based on the achievement of certain milestones. On May 12, 2005, the Company issued 6,190,476 common shares to Delex shareholders, in consideration for the outstanding debt payable to Delex shareholders and all of the common shares and other securities of Delex. 4,603,174 of such common shares are held in escrow for the benefit of the Delex shareholders. Of these escrowed shares, 1,825,396 (with a market value of approximately $5,275,000, measured at the date of acquisition) will be released based on the passage of time in tranches of 456,349 common shares at six, twelve, eighteen and twenty-four months following closing. The remaining 2,777,778 escrowed shares are to be released from escrow upon achievement of specific milestones with respect to Delex technology and will be recorded as additional consideration at the fair value of the Company's common shares at the time of the achievement of the respective milestones: 396,825 common shares upon regulatory approval for a Phase II clinical trial; 634,921 common shares upon entering a collaboration or other licensing arrangement; 1,111,112 common shares upon initiation of the first Phase III clinical trial; and 634,920 common shares upon initiation of the second Phase III clinical trial. Upon receipt of United States regulatory approval to market a product using Delex's technology, the Company will make an additional payment of $4,750,000 in cash or common shares, or a combination of both, at its option, to the former Delex shareholders.

On August 26, 2005, the Company received regulatory approval for a Phase II clinical trial, releasing 396,825 escrowed shares at a fair value of $1,464,284. The fair value of these shares issued is based on the average closing price of the Company's shares two days before, the day of, and two days after August 26, 2005, the date of the regulatory approval.

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Three months ended September 30, 2005 and 2004
(Unaudited)

3.      Acquisition (continued):

As a result of the additional consideration paid and a revised estimate of acquisition costs (increase of $98,000), $1,562,284 has been allocated to acquired technologies. The total consideration paid as at September 30, 2005, has been increased from $10,305,988 to $11,868,272, net of acquisition costs of $541,291.

4.      Cash and cash equivalents:

At September 30, 2005, cash and cash equivalents include an amount carried in foreign currency of U.S. $380,158.

5.      Out-licensing agreement:

On August 30, 2005, the Company entered into a new License, Development, Manufacturing and Supply Agreement concerning one of its products. The Company continues to be involved in the development of this product and is not required to fund any development in the licensed territory. Under the terms of the agreement, the Company received a license fee of $465,000 (U.S. $400,000). The agreement also entitles the Company to receive milestone payments on the occurrence of regulatory approval and royalties on the commercial sale of the developed product.

During the three months ended September 30, 2005, the Company recognized $37,000 of the license fee received.

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Three months ended September 30, 2005 and 2004
(Unaudited)

6.     Commitments:

In addition to the clinical research services contracts disclosed in note 10 of the Company's annual financial statements, the Company has entered into contracts for pre-clinical and other studies which at September 30, 2005 totalled $1,387,412, of which $499,842 has been paid.

The Company has committed under a license agreement effective July 13, 2005 for financial consideration of up to $700,000 depending upon the outcome of certain clinical results. This commitment consists of a combination of an initial fee and contingent milestone payments. The Company has also committed to royalty payments based on net sales revenue related to this license. At September 30, 2005, the initial fee of $100,000 of the commitment was settled through the issuance of 26,316 common shares of the Company valued at $3.80 per share and was recognized as a product development expense.

7.      Subsequent event:

On October 24, 2005, the Company entered into a clinical trial management services contract relating to a clinical trial involving 120 patients at an expected cost of approximately $622,000. Either party may cancel the contract with 30 days notice, in which case the Company would pay for cost to date plus a penalty equal to 5% of the remainder of the contract price.